SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                               Vanstar Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    92208M108
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                 Stephen Distler
                         E.M. Warburg Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 30, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

                         Index to Exhibits is on Page 10

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on Following pages)


                              (Page 1 of 15 Pages)

-----------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 2 of 15 Pages)

----------------------------------              --------------------------------
CUSIP No. 92208M108                     13D      Page  3   of   56   Pages
          ---------                                   ----    ------
----------------------------------              --------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Warburg, Pincus Capital Company, L.P.   IRS # 06-1183391
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |x|
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              |_|

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

    NUMBER OF                   0
     SHARES       --------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER
    OWNED BY
      EACH                      16,482,501
    REPORTING     --------------------------------------------------------------
   PERSON WITH       9    SOLE DISPOSITIVE POWER

                                0
                  --------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                                16,482,501
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                16,482,501
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  |_|

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                38.4%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 3 of 15 Pages)

----------------------------------              --------------------------------
CUSIP No. 92208M108                     13D      Page  4    of   56   Pages
                                                      ----    ------
----------------------------------              --------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      Warburg, Pincus & Co.               ID # 13-6358475
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |x|

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                      AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              |_|

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      New York
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

    NUMBER OF                         0
     SHARES       --------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER
    OWNED BY
      EACH                            16,482,501
    REPORTING     --------------------------------------------------------------
   PERSON WITH       9    SOLE DISPOSITIVE POWER

                                      0
                  --------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                                      16,482,501
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      16,482,501
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 |_|

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.4%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 4 of 15 Pages)

----------------------------------              --------------------------------
CUSIP No. 92208M108                     13D      Page  5   of   56   Pages
                                                      ----    ------
----------------------------------              --------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      E.M. Warburg, Pincus & Co., LLC           ID # 13-356050
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |x|

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                      AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              |_|

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      New York
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

    NUMBER OF                         0
     SHARES       --------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER
    OWNED BY
      EACH                            16,482,501
    REPORTING     --------------------------------------------------------------
   PERSON WITH       9    SOLE DISPOSITIVE POWER

                                      0
                  --------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                                      16,482,501
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      16,482,501
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                |_|

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.4%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 5 of 15 Pages)

Item 1.  Security and Issuer.

         The name of the issuer with respect to which this Schedule 13D is being filed is Vanstar Corporation (hereinafter referred to as the "Issuer"). The address of the Issuer's principal executive offices is 5965 West Las Positas Boulevard, Pleasanton, California 94588. This statement relates to the Issuer's Common Stock, $.001 par value (the "Common Stock").

Item 2.  Identity and Background.

         (a) This Schedule 13D is being filed on behalf of Warburg, Pincus Capital Company, L.P., a Delaware limited partnership ("WPCC"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"). WP is the sole general partner of WPCC. EMW manages WPCC. WPCC, WP and EMW are hereinafter collectively referred to as the "Reporting Entities." The names of the general partners of WP and the members of EMW are listed on Schedule I hereto and are hereinafter referred to as the "Partners". Each of the Partners disclaims beneficial ownership (within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise) of the securities beneficially owned by WPCC, WP and EMW. The Reporting Entities may be deemed to be a "group" under the federal securities laws.

         (b) The business address of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

         (c) The principal business of WPCC is that of a partnership engaged in making venture capital and related investments. EMW manages WPCC. WP is the sole general partner of WPCC and has a 20% interest in the profits of WPCC. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW.

         (d) None of the Reporting Entities nor, to the best of their knowledge, any of the Partners has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Entities nor, to the best of their knowledge, any of the Partners has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Except as noted on Schedule I hereto, each of the Partners is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of funds used to purchase the shares of Common Stock reported herein is the partnership capital of WPCC, except that WPCC received an aggregate of 2,793,407 shares of Common Stock upon the consummation of the initial public offering of the


                              (Page 6 of 15 Pages)

Common Stock under the Securities Act of 1933, as amended, in exchange for warrants that WPCC had previously purchased with partnership capital.

Item 4.  Purpose of Transactions.

         The acquisition of Common Stock has been made by WPCC for investment purposes. Although the Reporting Entities have no present intention to do so, they may make additional purchases of Common Stock either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, WPCC may decide to sell all or part of its holdings of the Common Stock in one or more public or private transactions. Except as set forth in this Item 4, the Reporting Entities have no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Entities reserve the right to propose or participate in future transactions which may result in one or more of such actions.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Entities are deemed to have shared beneficial ownership of 16,482,501 shares of Common Stock. Such beneficial ownership represents 38.4% of the Common Stock.

         (b) Except as set forth in Item 5(a), the Reporting Entities and the Partners do not have either sole or shared voting power or dispositive power with respect to shares of Common Stock.

         (c) Except as for the following transactions, there have been no transactions in respect of the Common Stock during the past 60 days which are required to be reported in this Item 5:

        Settlement Date   Shares of Common Stock Acquired   Price Paid Per Share
        ---------------   -------------------------------   --------------------

        4/30/97           1,780,000                         $6.75
        4/28/97              82,300                         $6.75
        4/21/97             741,800                         $6.7584

The above purchases were all acquired by WPCC through a broker on the open market.

         (d) No person other than the Reporting Entities has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock owned beneficially by the Reporting Entities.

         (e) Not applicable.


                              (Page 7 of 15 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Issuer, WPCC and certain other holders of Common Stock are parties to an Amended and Restated Registration Rights Agreement dated as of May 18, 1995 (the "Registration Agreement"), under which WPCC may require the Issuer to register WPCC's shares of Common Stock. WPCC has entered into four option agreements (the "Option Agreements") with Jeffrey S. Rubin, a director of the Issuer, under which Mr. Rubin has been granted options by WPCC to purchase up to an aggregate of 193,810 shares of Common Stock, 25,452 shares of which are subject to purchase at $1.00 per share under an option expiring in 2005, 2,083 shares of which are subject to purchase at $1.00 per share under an option expiring in 2000, 110,850 shares of which are subject to purchase at $4.51 per share under an option expiring in 2005 and 55,425 shares of which are subject to purchase at $8.12 per share under an option expiring in 2005. The options granted under the Option Agreements become exercisable in equal monthly installments over a 48-month period, commencing on April 1, 1995.

Item 7.  Material to be Filed as Exhibits.

         The Registration Rights Agreement and each of the Option Agreements are filed herewith as an Exhibit.


                              (Page 8 of 15 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        WARBURG, PINCUS CAPITAL COMPANY, L.P.
                                        By: Warburg, Pincus & Co.,
                                               its General Partner


                                        By:/s/Stephen Distler
                                           -----------------------------------
                                           Name:  Stephen Distler
                                           Title: Partner

                                        WARBURG, PINCUS & CO.


                                        By:/s/Stephen Distler
                                           -----------------------------------
                                           Name:  Stephen Distler
                                           Title: Partner

                                        E.M. WARBURG, PINCUS & CO., LLC


                                        By:/s/Stephen Distler
                                           -----------------------------------
                                           Name:  Stephen Distler
                                           Title: Managing Director and Member

Date:  May 12, 1997


                              (Page 9 of 15 Pages)

                                Index to Exhibits

Registration Rights Agreement      Incorporated by Reference from Exhibit 10.4
                                   filed as part of Registration Statement on Form S-1 (Registration No. 33-80297) filed by
                                   Vanstar Corporation with the Securities and Exchange Commission

Nontransferable Non-Qualified      99.1
Option Agreement dated as of
November 28, 1995, between WPCC
and Jeffrey S. Rubin ("JSR") as
to an option to purchase 25,452
shares of Common Stock.

Nontransferable Non-Qualified      99.2
Option Agreement dated as of
November 28, 1995, between WPCC
and JSR as to an option to
purchase 2,083 shares of
Common Stock.

Nontransferable Non-Qualified      99.3
Option Agreement dated as of
November 28, 1995, between WPCC
and JSR as to an option to
purchase 110,850 shares of
Common Stock.

Nontransferable Non-Qualified      99.4
Option Agreement dated as of
November 28, 1995, between WPCC
and JSR as to an option to
purchase 55,425 shares of
Common Stock.


                              (Page 10 of 15 Pages)

                                                                      SCHEDULE I

         Set forth below is the name, position and present principal occupation of each of the general partners of WP:

                             General Partners of WP

                          Present Principal Occupation in Addition to Position
Name                      with WP, and Positions with the Reporting Entities
----------------------    -----------------------------------------------------

Susan Black               Managing Director and Member, EMW

Christopher W. Brody      Managing Director and Member, EMW

Harold Brown              Senior Managing Director and Member, EMW

Errol M. Cook             Managing Director and Member, EMW

W. Bowman Cutter          Managing Director and Member, EMW

Elizabeth B. Dater        Managing Director and Member, EMW

Stephen Distler           Managing Director, Member and Treasurer, EMW

Harold W. Ehrlich         Managing Director and Member, EMW

Louis G. Elson            Managing Director and Member, EMW

John L. Furth             Vice Chairman of the Board and Member, EMW

Stewart K.P. Gross        Managing Director and Member, EMW

Patrick T. Hackett        Managing Director and Member, EMW

Jeffrey A. Harris         Managing Director and Member, EMW

Robert S. Hillas          Managing Director and Member, EMW

A. Michael Hoffman        Managing Director and Member, EMW

William H. Janeway        Managing Director and Member, EMW

Douglas M. Karp           Managing Director and Member, EMW

Charles R. Kaye           Managing Director and Member, EMW

Henry Kressel             Managing Director and Member, EMW

Joseph P. Landy           Managing Director and Member, EMW

Sidney Lapidus            Managing Director and Member, EMW

Kewsong Lee               Managing Director and Member, EMW

Reuben S. Leibowitz       Managing Director and Member, EMW

Brady T. Lipp             Managing Director and Member, EMW

Stephen J. Lurito         Managing Director and Member, EMW

Spencer S. Marsh III      Managing Director and Member, EMW


                              (Page 11 of 15 Pages)

                          Present Principal Occupation in Addition to Position
Name                      with WP, and Positions with the Reporting Entities
----------------------    -----------------------------------------------------

Lynn C. Martin            Managing Director and Member, EMW

Edward J. McKinley        Managing Director and Member, EMW

Rodman W. Moorhead III    Senior Managing Director and Member, EMW

Gary D. Nusbaum           Managing Director and Member, EMW

Anthony G. Orphanos       Managing Director and Member, EMW

Dalip Pathak              Managing Director and Member, EMW

Daphine D. Philpson       Managing Director and Member, EMW

Lionel I. Pincus          Chairman of the Board, CEO, and Managing Director and
                          Member, EMW; and Managing Partner, Pincus & Co.

Eugene L. Podsiadlo       Managing Director and Member, EMW

Ernst H. Pomerantz        Managing Director and Member, EMW

Brian S. Posner           Managing Director and Member, EMW

Arnold M. Reichman        Managing Director and Member, EMW

Roger Reinlieb            Managing Director and Member, EMW

John D. Santoleri         Managing Director and Member, EMW

Sheila N. Scott           Managing Director and Member, EMW

Peter Stalker III         Managing Director and Member, EMW

David A. Tanner           Managing Director and Member, EMW

James E. Thomas           Managing Director and Member, EMW

John L. Vogelstein        Vice Chairman of the Board and Member, EMW

Elizabeth H. Weatherman   Managing Director and Member, EMW

George U. Wyper           Managing Director and Member, EMW

Pincus & Co.*

NL & Co.**

--------
*    NY Limited Partnership; primary activity is ownership in WP and EMW.

**   NY Limited Partnership; primary activity is ownership in WP.


                              (Page 12 of 15 Pages)

         Set forth below is the name, position and present principal occupation of each of the members of EMW:


                          Present Principal Occupation in Addition to Position
Name                      with EMW, and Positions with the Reporting Entities
----------------------    -----------------------------------------------------

Susan Black               Partner, WP

Christopher W. Brody      Partner, WP

Harold Brown              Partner, WP

Dale C. Christensen(1)

Errol M. Cook             Partner, WP

W. Bowman Cutter          Partner, WP

Elizabeth B. Dater        Partner, WP

Stephen Distler           Partner, WP

P. Nicholas Edwards(2)

Harold W. Ehrlich         Partner, WP

Louis G. Elson            Partner, WP

John L. Furth             Partner, WP

Stewart K.P. Gross        Partner, WP

Patrick T. Hackett        Partner, WP

Jeffrey A. Harris         Partner, WP

Robert S. Hillas          Partner, WP

A. Michael Hoffman        Partner, WP

William H. Janeway        Partner, WP

Douglas M. Karp           Partner, WP

Charles R. Kaye           Partner, WP

Richard H. King(2)

Henry Kressel             Partner, WP

Joseph P. Landy           Partner, WP

Sidney Lapidus            Partner, WP

Kewsong Lee               Partner, WP

Reuben S. Leibowitz       Partner, WP

--------
(1)   Citizen of Canada

(2)   Citizen of United Kingdom


                              (Page 13 of 15 Pages)

                          Present Principal Occupation in Addition to Position
Name                      with EMW, and Positions with the Reporting Entities
----------------------    -----------------------------------------------------

Brady T. Lipp             Partner, WP

Stephen J. Lurito         Partner, WP

Spencer S. Marsh III      Partner, WP

Lynn C. Martin            Partner, WP

Edward J. McKinley        Partner, WP

Rodman W. Moorhead III    Partner, WP

Howard H. Newman          Partner, WP

Gary D. Nusbaum           Partner, WP

Anthony G. Orphanos       Partner, WP

Dalip Pathak              Partner, WP

Philip C. Percival(1)

Daphine D. Philpson       Partner, WP

Lionel I. Pincus          Managing Partner, WP; Chairman of the Board and CEO,
                          EMW Managing Partner, Pincus & Co.

Eugene L. Podsiadlo       Partner, WP

Ernst H. Pomerantz        Partner, WP

Brian S. Posner           Partner, WP

Arnold M. Reichman        Partner, WP

Roger Reinlieb            Partner, WP

John D. Santoleri         Partner, WP

Sheila N. Scott           Partner, WP

Dominic H. Shorthouse(1)

Peter Stalker III         Partner, WP

Chang Q. Sun(2)

David A. Tanner           Partner, WP

James E. Thomas           Partner, WP

John L. Vogelstein        Partner, WP

--------
(1)   Citizen of United Kingdom
(2)   Citizen of People's Republic of China


                              (Page 14 of 15 Pages)

                          Present Principal Occupation in Addition to Position
Name                      with EMW, and Positions with the Reporting Entities
----------------------    -----------------------------------------------------

Elizabeth H. Weatherman   Partner, WP

George U. Wyper           Partner, WP

Pincus & Co.*

--------
*   NY Limited Partnership; primary activity is ownership in WP and EMW.


                              (Page 15 of 15 Pages)